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Washington, D.C. 20549-4628

Attn:    Jennifer Gowetski

Re:	Spirit MTA REIT
Registration Statement on Form 10
Filed March 5, 2018
CIK No. 0001722992

Dear Ms. Gowetski:

On November 20, 2017, Spirit MTA REIT (the “Company” or “SMTA”) confidentially submitted a draft registration statement on Form 10 (the “Draft Registration Statement”) to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On December 18, 2017, the Company received a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Draft Registration Statement.

On behalf of the Company, simultaneous with the submission of this letter, we hereby transmit for filing under the Exchange Act a registration statement on Form 10 (the “Registration Statement”), including certain exhibits. The Company’s responses to the letter from the Staff regarding the Draft Registration Statement are as follows. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s responses. Where we have revised disclosure in the Registration Statement in response to one of the Staff’s comments, we have noted the applicable page number of the information statement (the “Information Statement”) that forms part of the Registration Statement in the response to such comment. In addition, certain marked copies of the Registration Statement provided to the Staff have been marked with the number of the response next to the corresponding text of the Registration Statement.

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

March 5, 2018

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that information not yet provided in the Registration Statement will be provided in a subsequent amendment.

Exhibit 99.1

Summary, page 1

2.	We note your disclosure on page 3 regarding your diversified portfolio with strong assets as well as your disclosure on page 25 that “[b]ased on our monitoring of Shopko’s financial information and recent liquidity events and other challenges, including bankruptcies, impacting the retail industry generally relative to recent years, we continue to be concerned about Shopko’s ongoing ability to meet its obligations to us under its leases.” Please revise the disclosure in your summary to balance it with your concern regarding Shopko’s ongoing ability to meet its obligations under its leases. In addition, please revise your summary risk factors to more specifically describe this risk, including the fact that Shopko represented approximately 24% of your contractual rent as of December 31, 2016.

Response: The Company has revised its disclosure on pages 7, 12 and 114 of the Information Statement in response to the Staff’s comment.

3.	You state on page 2 that you will pursue assets leased to small and medium sized tenants and Spirit will pursue assets leased to investment grade equivalent tenants. Please revise your disclosure to more specifically explain how it was determined which assets would be held by you and clarify what portion of your current assets are leased to small and medium size tenants and, if true, that you have no investment grade equivalent tenants. In addition, please revise to more specifically describe the risks associated with small and medium size tenants, including increased risks of default as applicable.

Response: The Company has removed “Creation of Two Focused Companies” as a Reason for the Spin-Off on pages 2 and 71 of the Information Statement and has revised its disclosure on pages 7 and 114 of the Information Statement to clarify that net leasing to small and middle market tenants will be a primary but not exclusive focus of the Company subsequent to the separation and distribution.

4.	You state on page 5 that the goal of the termination fee and promoted interest is to ensure that your company and your manager’s interests are fully aligned. Please revise to briefly explain how your company and your manager’s interests are fully aligned and clarify, if true, that the asset management agreement was not negotiated at arm’s-length.

Response: The Company respectfully advises the staff that it is in the process of implementing a procedure pursuant to which Spirit Realty Capital, Inc. will seek input from SMTA and its trustee nominees to facilitate arm’s-length negotiations with respect to the asset management agreement. The Company has revised its disclosure on pages 5 and 112 of the Information Statement in response to the rest of the Staff’s comment.

March 5, 2018

Our Structure and Formation, page 8

5.	You state on page 11 that substantially all of your assets, other than your Shopko assets, are held through Master Trust 2014. Please revise to quantify your outstanding indebtedness and clarify any amount of new indebtedness prior to the separation and distribution. In addition, please quantify the cash from the issuance of this new indebtedness to be distributed to Spirit.

Response: The Company has revised its disclosure on page 8 of the Information Statement in response to the Staff’s comment.

6.	Please revise to describe the fees and expenses associated with the separation and distribution and clarify whether you or Spirit will be responsible for such fees and expenses.

Response: The Company has revised its disclosure on page 18 of the Information Statement in response to the Staff’s comment.

If you have any questions regarding the foregoing responses or the Registration Statement or need additional information, please do not hesitate to contact me at (213) 891-8371 or julian.kleindorfer@lw.com.

Very truly yours,

/s/ Julian Kleindorfer

Julian Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc: Prakash Parag, Chief Accounting Officer, Spirit Realty Capital, Inc.